SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                               SCHEDULE 13D
                             (Amendment No. 5)

                 Under the Securities Exchange Act of 1934

                               Toy Biz, Inc.
                               -------------
                             (Name of Issuer)

              Class A Common Stock, par value $.01 per share
              ----------------------------------------------
                      (Title of Class and Securities)

                                 892261108
                   ------------------------------------
                   (CUSIP Number of Class of Securities)

                             Barry F. Schwartz
                     MacAndrews & Forbes Holdings Inc.
                            35 East 62nd Street
                            New York, NY 10021
                        Telephone:  (212) 572-8600
       _____________________________________________________________
         (Name, Address and Telephone Number of Person Authorized
                  to Receive Notices and Communications)

                                 Copy to:

                               Alan C. Myers
                 Skadden, Arps, Slate, Meagher & Flom LLP
                             919 Third Avenue
                         New York, New York  10022
                              (212) 735-3000

                               March 7, 1997
                               -------------
                       (Date of Event which Requires
                         Filing of this Statement)

         If the filing person has previously filed a statement on
         Schedule 13G to report the acquisition which is the
         subject of this Statement because of Rule 13d-1(b)(3) or
         (4), check the following:               ( )

        Check the following box if a fee is being paid with this
        Statement:                               ( )


          This statement amends and supplements the Schedule 13D dated October 25, 1996, relating to the Class A common stock, par value $.01 per share (the "Class A Common Stock"), of Toy Biz, Inc. ("Toy Biz"), as originally filed with the Securities and Exchange Commission by Andrews Group Incorporated ("Andrews Group") and Mafco Holdings Inc. ("Mafco"), as amended by Amendment No. 1, dated November 22, 1996, filed with the Securities and Exchange Commission by Andrews Group and Mafco, as amended by Amendment No. 2, dated December 17, 1996, filed with the Securities and Exchange Commission by Andrews Group and Mafco, as amended by Amendment No. 3, dated December 31, 1996, filed with the Securities and Exchange Commission by Andrews Group and Mafco, and as amended by Amendment No. 4, dated January 31, 1997 and filed with the Securities and Exchange Commission by Andrews Group and Mafco. Except as reported herein, there has been no change in the information previously reported in this Schedule 13D.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          On March 6, 1997, Andrews Group informed Toy Biz that as a result of the termination of the Stock Purchase Agreement (the "Stock Purchase Agreement"), dated as of December 27, 1996, by and between Andrews Group and Marvel Entertainment Group, Inc., the conditions to the obligations of Andrews Group and the Purchaser under the Merger Agreement will not be satisfied, and that Andrews Group does not expect to waive such conditions and anticipates that the merger between the Purchaser and Toy Biz pursuant to the Merger Agreement will not be consummated. Also on March 6, 1997, Andrews Group separately informed Isaac Perlmutter and Avi Arad that it had terminated the Stock Purchase Agreement and that conditions to the obligations of Andrews Group pursuant to the stock purchase agreement by and between Andrews, Isaac Perlmutter, Isaac Perlmutter, T.A. and Zib Inc., dated as of November 20, 1996, as amended by Amendment No. 1 thereto dated as of January 29, 1997, and the stock purchase agreement by and between Andrews Group and Avi Arad, dated as of November 20, 1996, as amended by Amendment No. 1 thereto dated as of January 29, 1997, will not be satisfied. On March 7, 1997, Andrews Group issued a press release reporting the termination of the Stock Purchase Agreement. See attached Exhibits.

ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS.

Exhibit A Press Release of Andrews Group Incorporated dated March 7, 1997

Exhibit B Letter from Andrews Group Incorporated to Toy Biz, Inc. dated
          March 6, 1997

Exhibit C Letter from Andrews Group Incorporated to Mr. Avi Arad dated
          March 6, 1997

Exhibit D Letter from Andrews Group Incorporated to Mr. Isaac Permutter dated March 6, 1997


SIGNATURE

          After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 10, 1997

                                   ANDREWS GROUP INCORPORATED
                                   MAFCO HOLDINGS INC.

                                   By:   /s/ Barry F. Schwartz
                                        Name: Barry F. Schwartz
                                        Title: Executive Vice President and
                                        General Counsel


                               Exhibit Index

Exhibit A Press Release of Andrews Group Incorporated dated March 7, 1997

Exhibit B Letter from Andrews Group Incorporated to Toy Biz, Inc., dated
          March 6, 1997

Exhibit C Letter from Andrews Group Incorporated to Mr. Avi Arad dated
          March 6, 1997

Exhibit D Letter from Andrews Group Incorporated to Mr. Isaac Permutter dated March 6, 1997